EXHIBIT 99.1

RedHill Biopharma and Salix Pharmaceuticals Announce Worldwide Exclusive License Agreement for RedHill's RHB-106 Encapsulated Bowel Preparation

TEL-AVIV, Israel, Feb. 27, 2014 (GLOBE NEWSWIRE) -- Salix Pharmaceuticals Ltd. (Nasdaq:SLXP) and RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) today announced that they have entered into an exclusive agreement by which Salix has licensed the worldwide exclusive rights to RedHill's RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments.

Financial terms of the transaction include an upfront payment of $7 million and $5 million in subsequent milestone payments to RedHill. Salix also has agreed to pay RedHill tiered royalties on net sales, ranging from low single-digit up to low double-digits. Under the worldwide license agreement, the parties also agreed on potential strategic collaboration with regard to certain other Salix products in specific territories.

"Salix is pleased to enter this strategic collaboration with RedHill and to secure what we believe could be the first prescription encapsulated bowel prep product," stated Carolyn Logan, President and Chief Executive Officer, Salix. "Many patients find the taste and palatability of current bowel prep products to be unacceptable. We believe the availability of a tasteless solid oral formulation bowel prep, if approved by the FDA, could potentially go a long way in helping to increase patient compliance and to ease patient burden associated with bowel cleansing prior to various medically important abdominal procedures."

Dror Ben-Asher, RedHill Biopharma's CEO, said: "The licensing transaction with Salix is an important milestone for RedHill and yet another validation of our business model. This is the first licensing deal derived from RedHill's late clinical-stage pipeline, and we are confident that Salix, a leading company in the gastrointestinal field with a proven track record in drug development and commercialization, is the right partner. I would like to thank our shareholders for their continued support and RedHill's team for their hard work and dedication toward the realization of this important transaction."

About RHB-106

RHB-106 is an encapsulated formulation intended for the preparation and cleansing of the gastrointestinal tract prior to the performance of abdominal procedures, including diagnostic tests, such as colonoscopy, barium enema or virtual colonoscopy, as well as surgical interventions, such as laparotomy. The RHB-106 preparation is a tasteless solid oral dosage potentially allowing an unobstructed procedure with reduced side-effects and improved compliance. It avoids patient exposure to the often unacceptable taste of current products.

About Salix

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix's strategy is to in-license late-stage or marketed proprietary therapeutic products, complete any required development and regulatory submission of these products, and commercialize them through the Company's 500-member specialty sales force.

Salix trades on the NASDAQ Global Select Market under the ticker symbol "SLXP."

For more information, please visit our Website at www.salix.com or contact Salix at 919-862-1000. Follow us on Twitter (@SalixPharma) and Facebook (www.facebook.com/SalixPharma). Information on our Twitter feed, Facebook page and web site is not incorporated in our filings with the SEC.

About RedHill

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer and related conditions. The Company's current pipeline of proprietary products includes: (i) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing Phase III study, (ii) RHB-105 - an oral combination therapy for Helicobacter pylori infection, with an ongoing phase III study; (iii) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals Ltd.; (iv)
RHB-103 - an oral thin film formulation of rizatriptan for acute migraines with U.S. NDA under FDA review; (v) RHB-102 - a once-daily oral pill formulation of ondansetron for the prevention of chemotherapy and radiotherapy induced nausea and vomiting and, (vi) RHB-101 - a once-daily oral formulation of carvedilol. For more information please visit: www.redhillbio.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies, technologies and the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: REDHILL
         Adi Frish
         Senior VP
         Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         PR contact (U.S.):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com

         SALIX
         Adam C. Derbyshire
         Executive Vice President
         and Chief Financial Officer
         919-862-1000

         G. Michael Freeman
         Associate Vice President Investor Relations and
         Corporate Communications
         919-862-1000